GLOBAL ENERGY INC.
415 Madison Avenue, 15th Floor
New York, NY 10017

April 29, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010

Attention: Mr. Edward M. Kelly, Senior Counsel

Dear Sirs/Mesdames:

Re:	Global Energy Inc.
Registration Statement on Form S-1/A - File No. 333-147840
Filed April 14, 2008

          On December 6, 2007, Global Energy Inc. (“Global Energy”) filed a Registration Statement on Form SB-2 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). Amendments 1 and 2 to the Registration Statement on Form S-1/A were filed with the Commission on March 4, 2008 and April 14, 2008, respectively. In accordance with Rule 477 of Regulation C of the Securities Act of 1933, as amended, Global Energy hereby requests the consent of the Commission to withdraw the Registration Statement. The Registration Statement is being withdrawn at the request of the Commission due to a renegotiation of the terms of the securities purchase agreement pursuant to which the securities to be registered under the Registration Statement were to be acquired that occurred subsequent to its filing. After submission of this withdrawal request, Global Energy intends to re-file a registration statement on Form S-1 that incorporates the final terms of the securities purchase agreement pursuant to which the private placement was completed.

          The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

          Global Energy requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

          If you have any questions or comments relating to this request for withdrawal, please contact Bernard Pinsky, counsel for Global Energy, at (604) 643-3153.

Yours truly,

GLOBAL ENERGY INC.

/s/ Asi Shalgi
Asi Shalgi
President